UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

	1.	Names of Reporting Persons The Richards E. Jacobs Revocable Living Trust

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☒
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,063,699

		8.	Shared Voting Power 2,027,554 (See Item 5)

		9.	Sole Dispositive Power 2,063,699

		10.	Shared Dispositive Power 2,027,554 (See Item 5)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,253

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 14.9%

	14.	Type of Reporting Person (See Instructions) 00(1)

(1)		The Reporting Person is a revocable living trust.

CUSIP No. 553769100

1.	Names of Reporting Persons Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The purpose of this amendment is to report the change in ownership of Gameco Holdings, Inc., one of the Initial Reporting Persons (identified below in Item 2).  Gameco Holdings, Inc. owns 1,213,936 shares of the Issuer’s common stock (defined below in Item 1).  Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock can be found in the initial filing on Schedule 13D by the Reporting Persons on November 9, 2006 (the “Initial Filing”) and amendments 1 through 4 thereto.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the $.00001 par value common stock of MTR Gaming Group, Inc. (“the Issuer”), a Delaware corporation, with its principal executive offices located at State Route 2 South, Post Office Box 358, Chester, West Virginia 26034.

Item 2.	Identity and Background

This Amendment No. 5 to Schedule 13D is being jointly filed by Jeffrey P. Jacobs, The Richard E. Jacobs Revocable Trust, Jacobs Entertainment, Inc., and Gameco Holdings, Inc. (each a “Reporting Person” and collectively the “Reporting Persons”).  Set forth below is information with respect to each Reporting Person.

Jeffrey P. Jacobs is the Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc. which is his present principal occupation.  The principal business address of Mr. Jacobs is Golden Bear Plaza East Tower, Suite 600, 1170 U.S. Highway One, North Palm Beach, Florida 33408.  The principal business address of Jacobs Entertainment, Inc. is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

During the last five years, Mr. Jacobs has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Jacobs is a citizen of the United States of America.

The Richard E. Jacobs Revocable Trust is a trust and Richard E. Jacobs is the Trustee of the trust.  The principal business address of both Mr. Jacobs and the trust is 25425 Center Ridge Road, Cleveland, Ohio 44145.  Mr. Jacobs is a director of Jacobs Entertainment, Inc. and his present principal occupation is Chairman and Chief Executive Officer of The Richard E. Jacobs Group, LLC whose address is also 25425 Center Ridge Road, Cleveland, Ohio 44145.

During the last five years, neither Mr. Jacobs nor the trust has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Richard E. Jacobs Revocable Trust was formed under the laws of the State of Ohio.  Mr. Jacobs is a citizen of the United States of America.

Jacobs Entertainment, Inc. is a Delaware corporation that develops, owns and operates gaming and pari-mutuel wagering facilities with properties located in Colorado, Louisiana, Nevada and Virginia.  Jacobs Entertainment, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

The directors, executive officers and persons controlling Jacobs Entertainment, Inc. are named on Schedule I attached hereto and incorporated herein by reference.  Schedule I sets forth the following information as to each such person:

(1)           name;

(2)           business address;

(3)           present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)           citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gameco Holdings, Inc. is a Delaware corporation that primarily develops, acquires, operates, and sells truck plaza video gaming facilities in Louisiana.  Gameco Holdings, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401

The directors, executive officers and persons controlling Gameco Holdings, Inc. are named on Schedule II attached hereto and incorporated herein by reference.  Schedule II sets forth the following information as to each such person:

(1)           name;

(2)           business address;

(3)           present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)           citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source and amount of funds used by the Reporting Persons to purchase shares of the Issuer’s common stock have been disclosed in the Initial Filing and amendments thereto.

Item 4.	Purpose of Transaction

As previously reported in the Initial Filing and amendments thereto, the Reporting Persons acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  The Reporting Persons may also wish to discuss with Issuer’s management and Board of Directors the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issues or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

As the Issuer’s largest stockholder, and to further the Reporting Persons’ participation in the direction of the Issuer with a view to assisting in increasing stockholder value, Jeffrey P. Jacobs requested that he be elected to fill a vacancy on the Issuer’s Board of Directors.  Mr. Jacobs was elected by the Issuer’s Board of Directors to fill a vacancy on the seven person board on May 6, 2008.  He was also appointed to serve on the Succession Committee of the board.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.  In this regard, on June 27, 2008, Jeffrey P. Jacobs, one of the Reporting Persons, sent a letter to Edson R. Arneault, President and Chief Executive Officer of the Issuer, indicating his interest in purchasing up to $5 million worth of Mr. Arneault’s common stock at a premium of 25% above market price with a minimum of $6.25 and a maximum of $10.00 per share prior to January 15, 2009.  No definitive agreement in this regard has been entered into.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Persons in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons own beneficially an aggregate of 4,289,532 shares of the Issuer or 15.6% of its shares outstanding, based upon 27,475,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Living Trust	1,986,998
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
4,289,532

By virtue of the relationships described in Item 2 of this Statement (including related Schedules I and II) and this Item 5, Jeffrey P. Jacobs and The Richard E. Jacobs Revocable Living Trust may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	274,980
(iv)	shared power to direct disposition:	2,027,554

The Richard E. Jacobs Revocable Living Trust

(i)	sole power to vote or direct the vote:	1,986,998
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	1,986,998
(iv)	shared power to direct disposition:	2,027,554

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to: direct disposition	813,618
(iv)	shared power to direct disposition:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	1,213,936
(iv)	shared power to direct disposition:	0

(c)           No transactions in the Issuer’s common stock were effected by the Reporting Persons during the past 60.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise stated herein, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2, and the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with any third persons.

Item 7.	Material to be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: August 4, 2008
/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

	By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

	By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

	By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

SCHEDULE I

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Jacobs Entertainment, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Directors

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Richard E. Jacobs

25425 Center Ridge Road

Cleveland, Ohio 44145

Richard E. Jacobs is Chairman and Chief Executive Officer of The Richard E. Jacobs Group, LLC, a real estate management and development company.

Executive Officers

Jeffrey P. Jacobs

Chairman, Chief Executive Officer, Secretary, and Treasurer

Stephen R. Roark

President

Ian M. Stewart

President of Pari-Mutuel Operations

Michael T. Shubic

Chief Operating Officer

Controlling Persons

Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding divided into 1,320 Class A shares and 180 Class B shares.  The shares are equal in all respects except that each Class B share entitles the holder to 50,000 votes on each matter required to be voted upon by stockholders.  All 1,500 shares of Jacobs Entertainment, Inc.’s issued and outstanding common stock are owned by Jacobs Investments, Inc.  See Schedule II.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Gameco Holdings, Inc.  The individual is a citizen of the United States, and his business address is set forth below.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officer

Jeffrey P. Jacobs

President, Chief Executive Officer, Secretary, and Treasurer

Controlling Persons

As of August 1, 2008 all of the equity securities of Gameco Holdings, Inc. were transferred by Jeffrey P. Jacobs, the Jacobs Family Control Trust, the Jacobs Family Economic Trust, The Richard E. Jacobs Revocable Trust, and The Richard E. Jacobs Irrevocable Trust to Jacobs Investments, Inc., a Delaware corporation engaged in owning and managing various investments.

Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively own an aggregate of 1,320 Class A shares (50% of those outstanding) and 180 Class B shares (50% of those outstanding) of Jacobs Investments, Inc.  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.

The remaining 1,320 Class A shares (50% of those outstanding) and 180 Class B shares (50% of those outstanding) of Jacobs Investments, Inc. are owned by The Richard E. Jacobs Revocable Trust, and the Richard E. Jacobs Irrevocable Trust.  Richard E. Jacobs is the trustee of the revocable trust and Jeffrey P. Jacobs is the trustee of the irrevocable trust which owns 12.4% of Jacobs Investments, Inc.’s Class A shares.  The trusts were formed under the laws of the State of Ohio.